SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51,

S-11590,

Stockholm,

Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒                Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits

99.1	Discussion of Ongoing Actions of Preem Holdings AB (publ)

99.2	Press Release, dated February 23, 2006, relating to the Notice of Redemption of the €305,000,000 10-5/8% Senior Secured Notes due 2011 of Preem Holdings AB (publ)

99.3	Press Release, dated February 23, 2006, relating to the Tender Offer and Consent Solicitation for the €100,000,000 outstanding 9% Senior Subordinated Notes due 2014 of Preem Holdings AB (publ)

99.4	Press Release, dated February 23, 2006, relating to the Notice of Redemption of the Floating Rate Split Coupon Notes due 2010 of Corral Investment AB (publ)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date:	March 1, 2006	By:	/s/ Per Höjgård
		Name:	Per Höjgård
		Title:	Chief Financial Officer